JEWETT CAMERON COMPANY

2025



SHAREHOLDER LETTER

DEAR SHAREHOLDERS



EURO FENCE



Chad Summers
President & CEO

It is with great excitement that I write to you to discuss the progress being made at Jewett-Cameron this past year, and the opportunity we have going forward to execute on our mission to improve the lives of professionals and do-it-yourselfers with innovative products that enrich outdoor spaces.

As we take a step back to remember where things started, we are reminded of some of the challenges we faced heading into this year dealing with the aftermath of the pandemic. The boom that we saw in 2021 and 2022 created a surge in demand for our fence products as the influx of home remodels drove sales, and on the pet side, the influx of pet ownership did the same. This surge, however, gave way to an industry strapped with high levels of inventory, extreme supply chain challenges which impacted gross margins, and increased operating expenses due to disconnected staffing levels.

Having been appointed CEO in 2022 and faced with these macro dynamics, we were also constrained by some legacy, company-specific challenges that arose from antiquated systems and processes that made it difficult to keep up with the changing demands of our sophisticated customer base. This was made more difficult by our China sourcing concentration which led to elevated cost of materials due to increased tariffs and unprecedented shipping cost increases that reduced our gross margins.

Fortunately, our team jumped into immediate action to implement a number of transformative strategic initiatives to address these challenges over the last two years to position Jewett-Cameron for long-term, profitable growth. These initiatives are focused on four key areas: driving sales growth, innovating new products, improving our supply chain and creating operational efficiencies, and monetizing non-core assets.

GROWTH

Driving sales growth

One of our biggest near-term initiatives to drive profitable sales growth has been our innovative in-aisle displayers in major home centers, including the two largest in the US – The Home Depot and Lowe's. With approximately 4,000 stores across the country between The Home Depot and Lowe's, we are able to meet the needs of professionals and DIYers wherever they most want our products. Our Adjust-A-Gate® displayers have been in thousands of stores over the years, and we added over 1,500 more this past summer. However, we are just getting started with our Lifetime Steel Post®, or LTP, displayers which provide us with a tremendous growth opportunity where our first in-aisle displayers were installed in May 2024. By the end of February we are on schedule to have displayers in over 300 stores with a projection to be in approximately 15% of these major home center stores by our fiscal year end to meet the growing demand for these steel fence posts. Point-of-sale, or POS data, for Adjust-A-Gate and LTP products in key retailers highlighted strong end market year-over-year growth during fiscal Q1 2025 highlighting the success of the Company's displayer strategy. This demonstrates the effectiveness of our in-store displays and is expected to lead to replenishment orders in the second half of fiscal 2025 and likely be a significant contributor to our fence category sales.

Our new sales representative partner, Continental Sales and Marketing, has been instrumental in getting our displayers set up in stores and working on improved presentation to drive increased gate and post sales. This improvement, coupled with their counsel on accelerating the rate of displayer adoption and assisting us on optimal location placement has proven incredibly valuable to us in the last few months.

We are also optimizing our online efforts through our website, social media, and third-party retailer online sites to drive pull-through demand. This is an area where we were under-resourced previously but have begun to improve in recent years and are well positioned to accelerate its impact in the year ahead. The significant transition in the way that Professionals and DIYers research, purchase and acquire building materials demands that suppliers continually update digital assets (such as product images, video content, technical information) and invest in distribution capabilities (such as local warehouses) that result in a seamless shopping experience for the end-user. The big box home centers, building material dealers and co-ops that we sell to require their supplier partners to maintain a significant presence in these areas and improve their proficiencies in delivering products efficiently to the end-user. Additionally, social media is overwhelmingly the preferred format for Professionals to showcase their handiwork, whether it's a fence installer posting photos of their latest project on Instagram, or a remodeler investing in search engine optimization to drive potential homeowners to their website. We are accelerating our presence in these areas with the objective of being a preferred and available solution when it comes to fencing and gate installations.



LUCKY DOG® STAY SERIES® KENNELS


NON GMO
PET POOP BAGS

MYECOWORLD® COMPOSTABLE BIN LINERS AND PET WASTE BAGS

We have also enhanced our engagement directly with professionals to increase demand for our products. For example, we have targeted regional fence installers in key markets throughout the country to equip them to become ambassadors and influencers of our products. Over time this will provide us with direct access to the voice of the customer and what challenges they face to influence our ongoing product innovation and solutions. We have already hosted a pro connection day at our offices and gathered extensive input from several pro fence installers from across the country. We want to ensure our products are solving their problems, equipping them for success, and are available where they prefer to purchase be it their local retailers or distributors.

Beyond fence products, scaling our MyEcoWorld® sustainable solutions is a key focus for us that provides incredible potential. Now that we have compostable bin liners, yard debris bags, pet waste bags as well as our lower cost Post Consumer Recycle (PCR) bags, we have a great family of products to offer a variety of channels that supports our mission to enrich outdoor spaces with alternatives to traditional single-use plastic. In recent months, MyEcoWorld has been selected by multiple regional grocery chains and a farm and ranch retailer with load-ins planned to be on-shelf during calendar year 2025. Our products outperform the competition, maintain the highest certification standards, and are priced competitively. Our customer reviews are top notch, and we look to capitalize on the growing demand for sustainable products as well as offer quality alternatives to single-use plastic, especially in jurisdictions implementing plastic bans around the country. We believe this category will become a notable contributor to our business as the demand for high performing sustainable products grows.

We are also developing strategies to grow our Greenwood Products division by expanding our sales efforts to both existing customers as well as to new potential customers in multiple industries outside of transit with the addition of new traders with sales experience across multiple industries. The demand for Greenwood's transit-oriented products has picked up post-pandemic as public transportation riders have returned to the office. Beyond transit, Greenwood's specialty engineered lumber has multiple uses in a variety of markets, including other types of transportation, construction, and industrial sectors.

Finally, our Lucky Dog® brand that we introduced in 1995 has carved out a healthy market share of quality, affordable pet containment products providing a safe space for pets. While our Stay Series® welded wire kennels maintains one of the highest customer reviews in its category, our pet products continue to see softness within the retail channel following the surge from the pandemic in pet ownership. We are working on various marketing strategies and are meeting with key customers to better position our products in the market and ensure maximum effectiveness in product placements.

With the seasonality of our business such that the second half of the fiscal year, when most home improvement projects take place, being our busiest, it is my belief that the initiatives to drive sales we have implemented throughout fiscal 2024 and the early parts of fiscal 2025 have positioned us for overall sales growth in this upcoming year and for years to come.

INNOVATION

Focused product roadmap

Our second key initiative is to innovate new products. We have a focused product roadmap laid out for the next 12 months with a mixture of new products and enhancements on existing products including a new and improved Lucky Dog® Chain Link Kennel, a new low-profile, no-sag Adjust-A-Gate® Unlimited gate kit, enhancements to the our Lifetime Steel Post®, Euro Fence composite fence product, as well as improvements to the Adjust-A-Gate® Original.

I'm incredibly excited about what is to come with these truly innovative new and improved product offerings. Keep your eye out for these launches throughout this year.


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ADJUST-A-GATE UNLIMITED
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COMPLETE GATE FRAMING SYSTEM
JUST ADD WOOD!
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EFFICIENCIES

Supply chain and operational efficiencies

While we look to grow our revenue through enhanced sales and marketing approaches and new products, the team has worked aggressively to improve our systems and processes to enhance overall operating efficiencies. To this point, we successfully reduced inventory 44% from a peak of $20.6 million in August of 2022 to $11.5 million at the end of fiscal 2024. A tremendous achievement with still more work to be done with some of the slower moving pet inventory most impacted by the inflated supply chain costs and delays.

In September 2024, we announced a significant step forward in our strategic initiative to expand and diversify the company's supply sourcing from several new supply partners. We now have highly diversified supply sources from manufacturers located in Canada, Bangladesh, Vietnam, Malaysia, and Taiwan, in addition to China. The net result will be the mitigation of tariffs placed on various products coming into the U.S. We have also implemented a number of strategies to enhance our pricing analysis to ensure proper margins and pricing among channels. We expect to see these impacts flow through the cost of goods sold late in fiscal 2025 and beyond.

Another operational efficiency initiative is our multi-year effort to expand our distribution capabilities. We are headquartered in the Pacific Northwest, which is not an ideal location for distribution – especially for bulky, heavy products like ours. It's expensive and adds extended delivery time. In time, we will be expanding our distribution to a 3PL model in key locations that will improve freight costs and time to delivery across the country as well as open up new sales opportunities previously limited by our northwest distribution hub.

It is worth remembering, a key development during Q1 of last year, we successfully settled a multi-year arbitration dispute with a former distributor and received a one-time cash payment of $2.45 million in October 2023. This payment offset legal fees and some of the losses in connection with the arbitration.

Operationally, I believe we are implementing the necessary actions to drive profitable growth going forward. With Jewett-Cameron being a 70 year-old company that was owner-operated and managed for most of those, we are charting a new path forward focused on driving value. We are leveraging the strengths of our business, notably a history of great products and great customers, while modernizing aging technology and operational processes that were unable to scale in today's environment.


PERIMETER
PATROL™
PERIMETER PATROL®



11.6 ACRE PROPERTY

100,000+ SQFT OF WAREHOUSE SPACE

MONETIZING NON-CORE ASSETS

Unlocking value and creating capital

One final important initiative is the monetizing of a key non-core asset, our seed cleaning facility. As a reminder, as part of the conglomeration of the various business the company had over the years, we ran a seed cleaning facility based in Oregon. It's in a great location with high quality warehousing space readily available. From an operations standpoint, we shut down the cleaning operation in August of 2023 and wrapped up seed storage near the end of fiscal 2024.

The 11.6-acre property is currently on the market, and it is our belief that the value we will receive for this will be well north of what it is currently on the books for, and thus it will be additive to our overall shareholder value. Currently, we have it listed for sale at $9 million, and it sits on our books for less than $600,000. We are in discussions with various parties, but nothing to this point has been finalized. While we wait for a potential ideal party to sell the facility to, we may elect to lease part of the space to generate income in the near-term. But it's important to note that our goal is to fully monetize the asset and put the capital to best use once sold for the benefit of shareholders.

INVESTOR COMMUNICATIONS

Increasing transparency and investor engagement

With these strategic initiatives underway, a talented and committed leadership team, and a clear vision for the future direction of Jewett-Cameron in place, the timing is appropriate to move beyond our historical roots and broaden our exposure within the investment community and work towards increasing shareholder value. We have begun a process of improving transparency and our interaction with investors through conference participation, enhanced press releases, an improved website, new corporate presentations, and an updated trading symbol. We believe continued execution of our strategic plan, coupled with enhanced visibility to our progress, will have a positive impact on our shares, which currently trade at a significant discount to book value.

THANK YOU

Charting a new path focused on driving value

In closing, the operational pillars of Jewett-Cameron remain strong. We have exceptional quality products, an elite customer base that includes the world's largest home improvement retailers, and a team that is dedicated to continuously delivering value for our customers. I am encouraged by our progress so far this year and I look forward to delivering on our growth and financial objectives in fiscal 2025 and beyond.

I thank all of our shareholders for their continued support and look forward to a great 2025.

With respect,

Chad Summers, CEO



JEWETT CAMERON COMPANY

JEWETT-CAMERON TRADING COMPANY LTD.
32275 NW Hillcrest
P.O. Box 1010
North Plains, Oregon 97133 USA

Telephone: (503) 647-0110
Email: info@jewettcameron.com

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JEWETT-CAMERON FENCE

LUCKY DOG

MYECOWORLD